UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM SB-1
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            (Amendment No.1)

                              AURORA WIRELESS, INC.
                 (Name of small business issuer in its charter)

                                PENNSYLVANIA
            (State or jurisdiction of incorporation or organization

                                   7373
            (Primary Standard Industrial Classification Code Number

                                23-3048810
                   (I.R.S. Employer Identification No.)

       1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204, SPRINGHOUSE, PA 19477
         (Address and telephone number of principal executive offices)

       1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204, SPRINGHOUSE, PA 19477 (Address of principal place of business or intended principal place of business)
                             TIMOTHY CUNNINGHAM
       1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204, SPRINGHOUSE, PA 19477
                              (610) 975-4544
            (Name, address, and telephone number of agent for service)

                           AS SOON AS PRACTICABLE
            Approximate date of proposed sale to the public
__________________________________________________________________
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
__________________________________________________________________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
__________________________________________________________________
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
__________________________________________________________________
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE

Title of each                Proposed        Proposed
each class of    Amount      maximum         maximum         Amount of
to be            to be       offering price  aggregate       registration
registered       registered  per share (1)   offering price  fee (2)

Common stock     3,900,000   $.07            $273,000         $33.49

(1) Pursuant to Rule 457(e) the maximum offering price per share is based on the proposed reoffering price to the general public.
(2) $8.37 has been previously paid, $25.12 submitted herewith.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 [X]; Alternative 2 [ ]

PART I-Narrative Information Required in Prospectus

Item 1. Inside Front and Outside Back Cover Pages of Prospectus. SPECIFIC RISK FACTORS AND DEALER PROSPECTUS DELIVERY OBLIGATION INCLUDED WITH TABLE OF CONTENTS
Item 2. Significant Parties
List the full names and business and residential addresses, as applicable, for the following persons:
(1) the issuer's directors; INCORPORATED INTO QUESTIONS 33-36
(2) the issuer's officers; INCORPORATED INTO QUESTIONS 29-32
(3) the issuer's general partners; NOT APPLICABLE
(4) record owners of 5 percent or more of any class of the issuer's equity securities; INCORPORATED INTO QUESTION 37
(5) beneficial owners of 5 percent or more of any class of the issuer's equity securities; INCORPORATED INTO QUESTION 37
(6) promoters of the issuer; INCORPORATED IMMEDIATELY PRECEEDING QUESTION 39
(7) affiliates of the issuer; INCORPORATED INTO QUESTION 3(j)
(8) counsel to the issuer with respect to the proposed offering; INCORPORATED INTO QUESTION 45
(9) each underwriter with respect to the proposed offering; NOT APPLICABLE
(10) the underwriter's directors; NOT APPLICABLE
(11) the underwriter's officers;  NOT APPLICABLE
(12) the underwriter's general partners; NOT APPLICABLE
(13) counsel to the underwriter. NOT APPLICABLE
Item 3. Relationship with Issuer of Experts Named in Registration Statement.
     NONE
Item 4. Selling Security Holders. INCORPORATED INTO QUESTION 37
Item 5. Changes in and Disagreements with Accountants. NONE
Item 6. Disclosure of Commission position on Indemnification for Securities Act Liabilities. INCORPORATED INTO QUESTION 45



[COVER PAGE]

                              PROSPECTUS

                          AURORA WIRELESS, INC.

                           5,200,000 Shares

                                 of

                      Common Stock, Par Value $.0001


     This is an offering of 1,300,000 shares by the selling stockholders; CLIX Group, Inc., which is doing a spin-off of shares of the company to its existing shareholders; and by the Company to the holders of warrants to purchase up to 3,900,000 shares. Holders of the warrants may purchase one common share for $.001 per share.

     We will not receive any of the proceeds from any of the shares spun-off from CLIX Group, Inc.

     No public market currently exists for our securities.


     INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 ON PAGE _____ FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.


     These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.


              The date of this Prospectus is __________, 2002




                          TABLE OF CONTENTS

                                                                         Page
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (1) WE HAVE OPERATED FOR A SHORT PERIOD OF TIME AND WITHOUT AN OPERATING HISTORY IT IS HARD TO PROJECT WHEN, OR IF, WE WILL BECOME PROFITABLE.
     (2) WE HAVE NEVER MAKDE A PROFIT AND MAY NOT BE ABLE TO ACHIEVE PROFITABLITY IN THE FUTURE.
     (3) WE HAVE HAD LIMITED SALES TO DATE AND WE WILL NOT ACHIEVE PROFITABLITY UNLESS SALES INCREASE.
     (4) WE HAVE LIMITED FINANCIAL RESOURCES AND MAY BE UNABLE TO CONTINUE IN BUSINESS WITHOUT ADDITIONAL WORKING CAPITAL.
     (5) WE USE NEW TECHNOLOGY IN PROVIDING OUR SERVICES TO NEW MARKETS THAT MAY NEVER BECOME COMMERCIALLY VIABLE AND THEREFORE WE MAY NEVER ACHIEVE PROFITABLITY.
     (6) OUR COMPETIORS ARE SUBSTANTIAL AND THEY MAY MAKE IT DIFFICULT FOR US TO WIN NEW BUSINESS.
     (7) WE DEPEND ON A FEW KEY MANAGERS, IF THEY WERE TO LEAVE, WE MAY NOT BE ABLE TO CONTINUE.
     (8) THE MARKET FOR INFORMATION TECHNOLOGY SERVICES IS NOT PRESENTLY FAVORABLE AND THIS ADVERSELY AFFECTS OUR SALES.
     (9) IF NO MARKET DEVELOPS FOR OUR SECURITIES, HOLDERS OF OUR STOCK MAY BE UNABLE TO SELL THEIR STOCK.
     (10) OUR STOCK OWNERSHIP IS CONCENTRATE IN THE HANDS OF A SMALL GROUP OF PEOPLE AND YOU WILL NOT BE ABLE TO INFLUENCE THE MANAGEMENT OF THE COMPANY.

Business and Properties . . . . . . . . . . . . . . . . . . . . . . . . . . .
Offering Price Factors . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . . .
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Dividends, Distributions and Redemptions . . . . . . . . . . . . . . . . . ..
Officers and Key Personnel of the Company . . . . . . . . . . . . . . . . . .
Directors of the Company . . . . . . . . . . . . . . . . . . . . . . . . . ..
Principal Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Management Relationships, Transactions and Remuneration . . . . . . . . . . .
Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Federal Tax Aspects . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Miscellaneous Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . ..
Managements Discussion and Analysis of Certain Relevant Factors . . . . . . .

THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

This Prospectus, together with Financial Statements and other Attachments, consists of a total of _______ pages.

Until ____________(90 days after effective - insert date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.







                                THE COMPANY

1. Exact corporate name: AURORA WIRELESS, INC.
State and date of incorporation: PENNSYLVANIA, JUNE 15, 2000
Street address of principal office:
1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204, SPRINGHOUSE, PA 19477
Company Telephone Number: (610) 975-4544

Fiscal year: December 31

Person(s) to contact at Company with respect to offering:
Robert C. Weaver, Jr.
Telephone Number (if different from above): (858) 488-4433


                               RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

     (1) WE HAVE OPERATED FOR A SHORT PERIOD OF TIME AND WITHOUT AN OPERATING HISTORY IT IS HARD TO PROJECT WHEN, OR IF, WE WILL BECOME PROFITABLE.

The Company has very little operating history. Given the limited operating history, an investor has no basis upon which to judge the Company's ability to generate revenue and profits. Consequently, the Company is entirely unproven in its ability to do so, and may fail to become a going concern, resulting in bankruptcy or liquidation of the Company.
     (2) WE HAVE NEVER MAKDE A PROFIT AND MAY NOT BE ABLE TO ACHIEVE PROFITABLITY IN THE FUTURE.

The Company has been unprofitable to date and there is no assurance the Company will ever be able to achieve profitability. If the Company does not achieve profitability, and is unable to secure outside financing and/or effect a combination with a going concern, the Company may fail and be forced to liquidate or go bankrupt.
     (3) WE HAVE HAD LIMITED SALES TO DATE AND WE WILL NOT ACHIEVE PROFITABLITY UNLESS SALES INCREASE.

The Company has never been able to generate substantial revenues and may never be able to do so. If the Company does not achieve additional revenues and then profitability, and is unable to secure outside financing and/or effect a combination with a going concern, the Company may fail and be forced to liquidate or go bankrupt.

     (4) WE HAVE LIMITED FINANCIAL RESOURCES AND MAY BE UNABLE TO CONTINUE IN BUSINESS WITHOUT ADDITIONAL WORKING CAPITAL.

The Company is in poor financial condition, has limited capital resources and limited working capital with which to develop its business. There can be no assurance that the Company will be able to generate sufficient sources of working capital to survive

     (5) WE USE NEW TECHNOLOGY IN PROVIDING OUR SERVICES TO NEW MARKETS THAT MAY NEVER BECOME COMMERCIALLY VIABLE AND THEREFORE WE MAY NEVER ACHIEVE PROFITABLITY.

The Company focuses on a new technology that provides technical services related to the configuration, installation and servicing of wireless data communications between and among computers and computer networks. This is a new marketplace, and there is no assurance the market for such services will ever develop.

     (6) OUR COMPETIORS ARE SUBSTANTIAL AND THEY MAY MAKE IT DIFFICULT FOR US TO WIN NEW BUSINESS.

The Company's competition is substantially better financed, has greater operating and management resources, has better name recognition in the marketplace, and is in a generally better position to compete for customers than the Company.

     (7) WE DEPEND ON A FEW KEY MANAGERS, IF THEY WERE TO LEAVE, WE MAY NOT BE ABLE TO CONTINUE.

The Company is dependent on the services of a small group of management with little experience in managing a business of this type. There is no assurance that this management team will remain involved with the Company or will be able to improve the Company's operating performance.

     (8) THE MARKET FOR INFORMATION TECHNOLOGY SERVICES IS NOT PRESENTLY FAVORABLE AND THIS ADVERSELY AFFECTS OUR SALES.

The general market conditions for the Company's services are not presently favorable to the Company. Many of the Company's existing customers have cut their budgets for the Company's services, and prospective customers have likewise cut back on may of their projects as well. There is no assurance the current economic conditions will improve in the future, and there is a possibility that these conditions may worsen.

     (9) IF NO MARKET DEVELOPS FOR OUR SECURITIES, HOLDERS OF OUR STOCK MAY BE UNABLE TO SELL THEIR STOCK.

There has been no public market for the Company's common stock. There can be no assurance that an active trading market will develop or be sustained. Any market for the common stock of the Company is likely to be limited, offering little liquidity to an investor who wishes to sell their shares. In such an illiquid market, the prices for the Company's stock are likely to vary widely depending upon relatively small purchases and sales of shares. This increases the chances for a loss due to the lack of available buyers.

     (10) OUR STOCK OWNERSHIP IS CONCENTRATE IN THE HANDS OF A SMALL GROUP OF PEOPLE AND YOU WILL NOT BE ABLE TO INFLUENCE THE MANAGEMENT OF THE COMPANY.

Four shareholders own approximately 85% of our outstanding shares of common stock. As a result, they will have the ability to control or significantly influence all matters requiring approval by our shareholders, including the election and removal of directors. Such control will allow them to control the future course of the company.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.


                         BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

     The Company sells information technology services ("IT Services") to commercial customers. IT Services involve the performance of a number of tasks including, among others: (i) Specifying the computer hardware and network hardware and software that are suitable for a client's needs including: determining the capacity and configuration of computer memory; determining type, capacity and configuration of storage devices such as disk drives; determining capacity and configuration of peripherals such as printers; determining type, capacity, and specification of the network hardware such as wireless access points, cards, and wired and wireless hubs and routers; and determining related computer system and network attributes.
(ii) Configuring computer and network hardware and software to suit the client's needs, including establishment of the appropriate settings and other hardware and software architectural attributes that will allow the equipment, once installed, to operate in accordance with its specifications (iii) Installing computer hardware, software and networks into a client's location including: physically locating and wiring the computer, peripherals and network; installing the hardware components so that they operate together, either in wired or wireless networks; establishing connectivity of computers and networks to internal networks ad to external data lines using appropriate hardware and software; and (iv) Upgrading computers, peripherals and networks to enhance functionality by adding: additional data storage and back-up storage, upgraded software, upgraded memory, upgraded network capability, upgrade wired networks to include wireless links between and among computers and to add additional or enhanced hardware and software to suit a client's evolving computing and networking needs.

The Company focuses on commercial clients rather than residential clients because commercial clients have a more pressing need for advanced computer equipment and networks than most residential clients. Due to a lack of resources, the Company typically focuses on smaller commercial clients whose needs can be met without large teams of dedicated employees.

The Company focuses on wireless technology to network computers. Under current technological conditions, wireless networks have a number of positive and negative attributes when compared to wired networks. All networks consist of computers that are connected to each other. Wired networks have a physical wire that runs from computer to computer connecting them together. Wireless networks expand the range of wired networks in situations where wiring is prohibitively expensive (such as in historic buildings where renovations are difficult) or where flexibility of the network configuration is important. Given the fact that most computers require connectivity to outside data lines that put them onto the Internet, wireless networks must be connected to a wired network at some point. Therefore, they can best be though of as extensions of wired networks, or hybrid networks. Wireless infrastructure installations consist of access points and wireless cards, plus assorted hardware and software that makes the wireless connection functional.

Access points are small radio receivers and transmitters that operate in an unlicensed frequency range and transmit and receive signals within the context of a wireless connection that typically ranges from 100 feet to 500 feet. The access point is typically connected to either other access points or to a wired network. The wireless card is a miniature radio frequency device that fits into an slot in a portable computer designed for such a card. The wireless card communicates by means of radio frequency to the access points, connecting the portable computer to the network, and ultimately, to the Internet. This type of installation differs from a wired installation in that the connections between and among computers on the wireless networks are made by radio frequency instead of by actual hard wires running through walls and terminating in outlets in walls.

The Company focuses on wireless infrastructure services because it is hoped that the specialized techniques and expertise required to properly specify, configure install and upgrade these networks will give the Company an advantage in obtaining business from clients who wish such networks. Commercial clients who want such networks may wish to have the Company provide such services as connecting computer networks in two buildings with a wireless installation or install a wireless addition to an existing network to provide flex-space in their offices to allow mobile workers to dock their portable computers wirelessly whenever they are in the office without complicated configuration into a wired network.

Negative attributes of wireless networks include relatively limited available bandwidths of data transfer, amounting to slower connectivity to the network than is optimal for many clients. This slow rate of data transfer is gradually being improved by the industry. In general, the greater the number of users on a network, the slower the network speed. Wireless networks are also perceived to be less secure than wired networks. However, with proper installation, wireless networks can be made almost as secure as wired networks.


(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     The Company delivers its services primarily through the means of dispatching a technician to the customer's place of business where the technician configures and/or installs the products being delivered to the customer. Alternately, in the case of maintenance and troubleshooting IT Services, the technician must diagnose the problem and apply their expertise to solve that problem. From time to time, the Company's technicians are able to configure or set-up certain components required for a job in the Company's facility, and then deliver the pre-configured component to the customer once the on-site visit is made.

     There are numerous suppliers of the products that are re-sold by the Company. The largest supplier of personal computer operating system and networking software is Microsoft. Thus, where necessary, the Company must rely on Microsoft products to satisfy customer demands, and there is no viable alternate supplier given the customer's existing computer systems and networks.

     The professional association for electrical engineers in the wireless data infrastructure marketplace is the Institute of Electrical and Electronics Engineers, Inc. (known as the ("IEEE"). The IEEE has created a standard format known as 802.11 for certain wireless data equipment. All manufacturers selling this equipment conform to this standard protocol, thereby eliminating the Company's over-reliance on any given vendor. Other wireless devices typically have several vendors competing with similar functionality. Accordingly no given supplier is expected to be dominant in the Company's installations.

        The Company has purchased the necessary software and participated in certain training and, although not now a fully participating member, intends to become qualified for the Charter level membership in the Citrix Business Alliance (CBA) provides members with the necessary tools to establish a solid foundation upon which to build a relationship with Citrix. These tools include Citrix application server software products, and technical support. Citrix provides software that allows for so-called "thin-client fat-server" network operation. By transmitting only keystrokes and video display into the mobile wireless device and allowing the processing of the data to take place on the fixed point server, the speed and functionality of wireless networks is materially enhanced. The Company's relationship with Citrix is in its infancy and there is no assurance that the Company will be able to develop meaningful revenues from the installation and servicing of client networks with Citrix software installed. Avaya is a large manufacturer of wireless access points and wireless cards used in wireless networking installations. At the low levels of sales represented by the Company, Avaya routes all orders for its equipment through one of a number of distributors who offer the Company a nominal discount on product purchases, or no discount at all. Nevertheless, the Company has generally used Avaya wireless hardware in its wireless installations, and has attempted to sell sufficient quantities of hardware to qualify for additional discounts, and considers itself a value-added reseller of Avaya equipment as a consequence of this activity.

     The Company's small volume of sales revenues related to resale of suppliers' hardware and software has not, so far, resulted in substantial enough volume to qualify for formal relationships with any manufacturer. The Company purchases equipment manufactured by BreezeCom, Cisco Systems, Netopia, Dell Computer, Western Multiplex and other manufacturers. Generally, these purchases are made through distributors, but are also made on a retail basis from time to time.

     While the Company's principal commercial activity is as a supplier of IT Services as described above, the Company also intends to position itself as a value-added reseller of computer equipment. This equipment and software includes computers, routers, hubs, access points, antennas, wireless cards, printers, hard drives, and other computer peripherals. To date, the Company's revenues and margins derived from the sale of computer-related hardware and software has been nominal. Given this fact, most vendors of hardware and software products will not enter into arrangements providing discounts to the Company. The procurement and resale of product at present is to provide the client with a complete solution. The Company has both purchased and resold such product as well as had the client actually purchase the products specified by the Company, which then configures and installs those products. Ultimately, the Company intends to be able to sell sufficient products to be able to qualify for discounts ranging from 5% to 20% from normal retail prices.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition. Note: Because this Prospectus focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

     The IT Services industry is highly competitive and has a full range of competing organization from the very small to the very large in size. IT Services, the worldwide technology business consulting and information technology services market, excluding hardware support and processing services, is expected to grow from $284 billion in 2000 to $411 billion in 2003, a compound annual growth rate of 13.2%, according to International Data Corporation. The Company is not expected to hold a significant market share in this market.

The Company presently attempts to compete in the smaller end of the non-wireless IT Services market, defined as clients with fewer than 100 employees. This market is highly fragmented and highly competitive. According to Dunn & Bradstreet's 20th Annual Small Business Survey 80% of the approximately 7.6 million small businesses in the US have at least one computer on site and in some sectors the market has reached saturation. Of those businesses with computers, 85% have some form of Internet access.

The market breaks down further into home office and commercial office small businesses. The commercial office small businesses form the primary target market for the Company because, on average, they spend twice as much on information technology, according to COMDEX Small Business Survey by Key3MediaGroup, Inc. The commercial office small businesses are also more likely to have computers arranged in a network. According to the Kelsey Group, total small business spending on information technology and other technology support services will grow from just over $300 billion in 2001 to nearly $500 billion by 2005.

Moreover, there are large numbers of competitors providing IT Services to the small business sector, including sole proprietors and small companies. Such competitors have low barriers to entry and are often difficult to identify and characterize. The principal competition in larger organizations is the presence of internal IT Services staff who serve the needs of the organization on a full or part time basis as part of their overall job responsibilities within the client organization. The Company does not intend to compete outside its geographic area of the Philadelphia, Pennsylvania region. According to the US Census, the metropolitan Philadelphia area contains approximately 5 million residents and has approximately 300,000 businesses with less than 99 employees. Approximately one-third of those businesses have fewer than 4 employees, and represent poor targets for the Company's services. The resulting enterprises are served by a wide variety of small and large competitors.

The Company intends to supply wireless infrastructure IT Services, which is a new market that is as yet ill-defined. According to research from Cahners In-Stat/MDR, there are more than 78 million remote and mobile workers in the United States, including frequent travelers, multi-site workers, non-office workers and mobile office workers. The biggest hurdles these remote and mobile (RAM) workers face when using wireless networks are security concerns and bandwidth constraints. Workers in the largest firms are more likely to use wireless networks than smaller firms. E-mail is by far the most popular wireless application. However, the Company does not compete in the market for many of the portable e-mail devices or cell phones.

According to Datamonitor, North American corporate spending on hardware alone to implement mobile enterprise infrastructure accounted for $141 million in 2001 and is anticipated to grow to $840 million by 2005. Figures for services related to the configuration and installation of this hardware are estimated by the Company to account for approximately 20% to 30% of the total costs of the hardware.

Pricing for products installed by the Company are dictated by the distributors and retailers who sell to the Company. The market for hardware and other products is highly competitive and is characterized by very small margins for the Company accompanied by an inability to increase prices to the client. The Company's charges for labor services range from $50 to $150 per hour. There is certain price resistance to the higher end of this fee range among the smaller businesses. Jobs are quoted on either a job by job basis or on the basis of hourly charges plus materials. Generally, the larger the job, the lower the per hour charge for services is likely to be, regardless of which method is used to quote the job. The Company's prices are similar to the competition in the small business segment of the market where price competition tends to be the fiercest. The Company's prices are generally lower than those charged by the larger competitors, but the small size of the Company often renders this price advantage meaningless because Larger clients are only willing to purchase services from large suppliers of IT Services, despite the higher prices this practice entails.

     The Company's direct competitors in the area of wireless data IT Services are better financed with longer operating histories than the Company. The Company occasionally finds it difficult to compete with certain clients who require suppliers to have been in business for a minimum period, or to post large performance bonds prior to being awarded a contract.

     Two direct competitors include Datavision/Prologix and Info Systems. Both organizations are much larger than the Company, better financed and have much longer operating histories. The Company believes both of these competitors are privately held, and no reliable data exists to assess their financial strength or weakness. Infosystems states it has over $80 million in IT Services revenues and Datavision/Prologix is believed to have over $100 million in sales in wireless data infrastructure product and services revenues.

     Headquartered in Wilmington, Delaware, Infosystems has substantially more experience and a much larger customer base than the Company. Infosystems has been in business for over 20 years, and has five regional offices in the Wilmington-Philadelphia IT Services market. The company is well know and well respected and has a much larger market presence by every measure than the Company.

     Headquartered in Warminster, Pennsylvania, Datavision/Prologix has over 3,000 installed wireless data infrastructure customers, 14 regional sales offices around the United States, and has partnerships and joint ventures with virtually all of the industry leaders in the field. Datavision/Prologix also has substantially larger service capabilities than the Company, a larger range of product offerings, and a much larger job size capability.

     The Company intends to compete with these two competitors, and with other, smaller competitors, on the basis of its professionalism, customer service and aggressive pricing. Additionally, at its present stage of development, the Company believes it may be able to compete on the basis of being willing to undertake smaller projects and complete them more quickly than its larger and less nimble competitors.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

       The Company believes it is necessary to build a realistic marketing plan based on the evident realities of being a small, undercapitalized competitor in a large and competitive market. This means that the Company must be willing to undertake small jobs and build slowly. This strategy has not always met with success, however, and the Company has had difficulties building its sales revenues. The Company believes that the overall climate for the sale of IT Services contributes to the marketing problem as prospective customers have repeatedly reported that their IT budgets are shrinking and not expanding. This fact, coupled with the fact that may larger competitors have laid off numerous employees. These lay offs have created many new competitors as the laid off employees often become individual contractors, and compete with the Company. The Company is making an effort to jointly bid projects with certain of these individual contractors, but this has not yet resulted in significant revenues.

     The Company believes that the climate for IT Services and wireless data infrastructure will improve during 2002, but there is neither any current indication that this is the case, nor is there any assurance that demand will revive in the near future. The intention of the Company is to seek an appropriate partner with whom to combine in order to be able to compete in the market more effectively during this difficult market period. In the meantime, the Company is attempting to generate revenues by every means at its disposal and meeting with limited success. Its current marketing strategy is based on the necessity of accepting its current limited sales level and the search for a suitable partner.

     Prospecting for direct sales takes place in person, by phone, at industry functions and conferences. At the present time, Mr. McCallum and Mr. Cunningham perform such sales functions because the Company does not have the resources to hire a salesperson. Efforts are being made to identify a commission-only salesperson, but such efforts have not been successful to date. Mr. Cunningham plans and directs such activities. The Company has attended such industry functions as those sponsored by Itech, Silicon Philly and Digital Delaware, and anticipates continuing to attend such gatherings.

Prospects are often generated through referrals from existing customers or those in similar businesses who do not compete directly with the Company. Indirect leads are generated by certain of the Company's suppliers who refer IT Servicing prospects to the Company in the hope that the prospect will be converted to a customer, and a sale of the supplier's equipment or software will result. There have been fewer than ten of these types of referrals, and they have come from Avaya and Citrix. None of these referrals has resulted in any sales to date. No supplier is obligated by contract to make such referrals, and there can be no assurance that such referrals will continue in the future.

     Once a potential client has been identified, the Company must confer with the prospective client and gather enough information about the prospective opportunity to generate a written proposal for the IT Services being offered by the Company. Once a proposal has been written and delivered to the client, there is no set timetable for how long it might take the client to decide whether or not to move forward. In certain cases, the decision to move forward and engage the Company takes place within a day or two. In other cases, the potential client decides not to proceed. The Company cannot predict when the client will decide to proceed or not.

     The Company continues to make proposals to prospective clients on both a verbal and written basis. By proposal, the Company means that it is attempting to present a commercial offer to provide services to prospective customers. These efforts consist of meeting with prospective customers to discuss how their needs can be met by the Company and, when requested, to make written descriptions of service and prices being proposed.

     Every written proposal includes a copy of the Company's Standard Policies and Procedures which sets forth Company policy concerning the following topics: standard billing rates, non-standard billing rates (holidays, weekends, and off-hours), use of multiple technicians, procedures for estimating overages from proposed prices, managing and dealing with client changes from the proposal, full disclosure on company's policies involving software piracy and licensing, description of the company's limited warranty and limitation on liability and claims, an agreement of non-disclosure and confidentiality, and standard payment terms. (See Standard Policies and Procedures at end of this memo)

     The Company has made a number of proposals for IT Services and wireless data infrastructure that involve installation of computer networks and wireless computer networks. There is no assurance these proposals will become firm orders.

     While there are no customers who now account for more than 20% of the Company's business, the Company's revenues are small, and it is possible that a sizable order may cause such an over concentration in the future.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

     As of 9/30/01 	$0
     As of 9/30/00	$0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

     The Company does not generally operate with a backlog because work is performed when an order is placed.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

     The Company presently has no employees. Instead, it uses contractors to carry out its business. While the Company has carried on its business using both employees and contractors in the past, the Company intends to use contractors to carry out its business in the future. The reason for this decision is to make personnel costs for the Company a variable expense. In this way, the Company will be able to conserve cash and maintain its flexibility as it tries to grow its business.

     The Company has hired three independent contractors to date, including Mr. Peter McCallum. The arrangements with those parties vary with the individual. They are usually hired on an hourly basis for fees ranging from $10 to $50 per hour, depending on the contractor and on the job in question. The Company expects to hire sufficient contractors in the future to handle additional increases in revenue when and as they occur. The exact number of such contractors cannot be determined ahead of time.

     In the future, the Company anticipates hiring certain employees in the management and administrative area, while maintaining its focus on using contractors to carry out the IT Services delivery. The IT Services industry has large numbers of independent contractors who have a variety of clients across all disciplines of information technology. By using independent contractors, the Company intends to access specialized expertise it may need on any given project while not having to hire that expertise in the form of a full or part-time employee.

     Employees will be added if and only if the Company develops sufficient recurring revenue to do so. It is impossible to quantify the date of possible hire or number of such employees. The Company requires additional working capital generated either from sales of through finding a potential combination with an entity that can supply such additional working capital. The Company hopes to be able to search for such a combination partner once the spin off of shares has been completed.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     The Company presently owns a number of computers as well as certain tools and equipment needed to conduct its business. Certain of these computers are subject to an equipment loan established by the Company's present sole shareholder and parent corporation, CLIX group, Inc.

     The Company occupies space leased by an affiliate of the Company, Cardiovascular Laboratories, Inc. of PA, and shares other administrative equipment such as a copier, fax machine, telephones and the like with the parent corporation and other subsidiaries of the parent corporation. The Company does not compensate Cardiovascular Laboratories for the space it occupies. There are no plans to arrange for such compensation.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     The Company is not dependent on any proprietary information or arrangements. The Company does not carry out research and development because it does not generate new technology, relying, instead, on assimilating and servicing technology developed by other companies.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

     The Company is not subject to any material regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     The Company has no subsidiaries.

     Currently the Company, as a subsidiary of CLIX Group, Inc. is affiliated the following companies:
     CLIX Group, Inc. - a Nevada corporation and parent of the Company.
     True Medium, Inc. - A Pennsylvania corporation, and wholly owned subsidiary of CLIX Group, Inc.
     Data Clarity, Inc. - A Pennsylvania corporation and wholly-owned subsidiary of CLIX Group, Inc.
     Cardiovascular Laboratories, Inc. of PA- A Pennsylvania corporation and wholly-owned subsidiary of CLIX Group, Inc.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Prospectus accordingly).

     The Company was incorporated on June 15, 2000, but did not begin operations until November 2000. On October 5, 2000, the Company and all of its shareholders entered into an Acquisition Agreement (the "Acquisition Agreement") with CLIX Group, Inc., a Nevada corporation ("CLIX"). The Acquisition Agreement set forth the exchange of all 1,300,000 shares of the Company for an equal number of shares of CLIX Series A Convertible Preferred Stock (the "Series A Preferred"). The Series A Preferred was issued subject to certain rights and designation of preferences as shown in the CLIX Amended Articles of Incorporation. On August 16, 2001, a majority of the holders of the Series A Preferred elected to convert their shares into shares of common stock of CLIX, thus retiring the entire Series A Preferred Stock.

      The Company recognizes that its operations are not well capitalized and that it has been unable to generate significant revenue. Given these difficulties, the Company plans to seek a strategic partner to provide additional access to financing and enhance the effort to generate revenue. The ideal party for such a combination would be an entity engaged in information technology services that wished to add to its technical expertise in the wireless data infrastructure market. This ideal party would have the capability of providing both working capital and sales and marketing expertise to the Company.

     In addition to the above characteristics, the ideal candidate would be located in the Middle Atlantic region, have an existing IT Services business, be interested to expand their offerings into the wireless data infrastructure market and be willing to complete a combination with the Company.

     There is no assurance the Company will be able to find such an ideal party and to date has no agreements, understandings, arrangements of any sort whatsoever to merge or otherwise combine with another party. If, upon a search of the available candidates, the Company is unable to identify a party within the information technology services industry, then it may consider parties from other industries, provided there is the ability to further the Company's objectives of obtaining financing, increasing revenue, and attaining profitability.

     To accomplish this strategy, the Company intends to distribute its shares to the shareholders of CLIX Group, Inc. pro rata in accordance with the relative share ownership. When the distribution is completed, the Company will develop a list of candidates for such a combination, and seek to effect such a combination. It is anticipated that the Company will be able to attract such a combination more easily as a separate entity and not be involved corporately with either its parent or the affiliates of its parent. The Company believes that such an independent status will enhance the ability of the Company to find and close such a combination.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

                                                              Date or
                                                              number of
                                                              months
                                                              after
                                                              business
                                                              combination
                     Expected manner of                      effected
Event or             occurrence or method                     when should
Milestone            of achievement                           be accomplished

(1) Sales reaching   Develop database of prospective             3-6 months
$10,000 per month    end-users to use for sales prospecting.
for two months       Identify wireless projects that have
in  a row            been historically easier to sell,
                     such as wireless point to point bridges, and de-emphasize other wireless IT
                     Services until market improves. Demand
                     for wireless IT Services are currently
                     less robust than for standard, wired
                     IT Services. Therefore, generate additional revenues through aggressive selling of
                     IT Services, by focusing more in the
                     non-wireless market. Company currently
                     has over $125,000 in proposals for both
                     wired and wireless IT.

(2) Sales reaching   Continuing to focus attention of the       6-9 months
$20,000 per month    broader IT Services market while
for two months       monitoring activity in the wireless
in a row             market to determine whether a shift
                     to re-focus on wireless is warranted.
                     Otherwise focus on projects from
                     $5,000 in size and larger. Hire a
                     sales and marketing firm to telemarket
                     in a non-scripted selling effort to
                     database developed in previous milestone.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

     By turning primarily to independent contractors, the Company has trimmed its overhead and enabled it to have a much smaller breakeven than when it had a small group of full time employees. However, the Company may not be able to sustain itself in business if it is unable to continue to grow its sales volume.

     Failure to achieve the milestones indicated in this timetable may mean the Company will not emerge as a viable entity and be able to continue as a going concern, forcing liquidation or reorganization.


                         OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)
     $(508) ($(0.000) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.
     NOT APPLICABLE

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
     $(120,532) ($(0.0927) per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
     NOT APPLICABLE

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
     NOT APPLICABLE

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)
     100%


   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)
     NOT APPLICABLE

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: NONE. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0. (For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.


                            USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:
     All proceeds from the issuance of shares by the Company will be used for working capital. If all the warrants are exercised, the maximum proceeds will be $3,900.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.
     All proceeds will be used for working capital.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.
     NONE

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.
     NONE

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.
     NONE

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:
     NONE

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

     While the Company is not in default in any debt or other obligation, the Company has experienced and is continuing to experience liquidity and cash flow problems due to an inability to generate sufficient revenue during the period in which it has been in operation.

     The Company currently has taken steps to minimize its expenses. However, liquidity and cash flow problems will accelerate within the next twelve months if the Company is unable to generate additional revenues or effect a combination.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

        CLIX group, Inc. has an informal arrangement with the Company to continue to fund certain operating expenses. CLIX Group, Inc. may, at its discretion, terminate such funding at any time. Unless the Company were able to generate additional profitable revenues, the withdrawal of the financial support of CLIX Group, Inc. could result in the Company being forced to liquidate or reorganize.




                              CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the issuance of the minimum (0) and maximum (3,900,000) amount of securities in this offering and the use of the net proceeds therefrom:


                                       Amount Outstanding
                                   As of:            As Adjusted
                                   9/30/2001    Minimum     Maximum

Debt:
Short-term debt (average           $  78,717    $  78,717    $  78,717
      interest rate 9%)
Long-term debt (average            $  75,351    $  86,351    $  86,351
      interest rate 9%)
   Total debt                      $ 154,068    $ 165,068    $ 165,068

Stockholders equity (deficit):
   Common stock, no par value      $   1,300    $   1,300    $   5,200
   Additional paid in capital              -            -            -
   Retained earnings (deficit)     $(121,832)   $(121,832)   $(121,832)

   Total stockholders equity
     (deficit)                     $(120,532)   $(120,532)   $(116,632)

   Total Capitalization            $  33,536    $  44,536    $  48,436

Number of preferred shares authorized to be outstanding: 10,000,000

Number of common shares authorized: 50,000,000 shares. Par or stated value per share, if any: NONE

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 3,900,000




                           DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ X ] Common Stock
[   ] Preferred or Preference Stock
[   ] Notes or Debentures
[   ] Units of two or more types of securities composed of: ______
[   ] Other:______________________________________________________

15. These securities have:

Yes    No
[   ]  [ X ] Cumulative voting rights
[   ]  [ X ] Other special voting rights
[   ]  [ X ] Preemptive rights to purchase in new issues of shares
[   ]  [ X ] Preference as to dividends or interest
[   ]  [ X ] Preference upon liquidation
[   ]  [ X ] Other special rights or preferences (specify):
______________________

Explain:

16. Are the securities convertible?  [   ] Yes      [ X ] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:
     NOT APPLICABLE

18. If securities are Preference or Preferred stock:
     NOT APPLICABLE

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
     NONE

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ____________
     NONE




                             PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:
     NONE

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Prospectus. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)
     NONE

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
     NONE

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:
     NOT APPLICABLE

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such
restrictions?  [  ] Yes   [ X ] No
     NO RESTRICTIONS

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:
     NOT APPLICABLE

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:
     NONE

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.


                   DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:
     NONE




                  OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title:     President, Chief Operating Officer, Secretary, Treasurer

Name:      Timothy W. Cunningham

Age:       49

Office Street Address:


     1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204
     SPRINGHOUSE, PA 19477                    Telephine No.:(610) 975-4544

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     8/16/2001 to present - President of Aurora Wireless, Inc.

     6/15/2001 to present - Director/Secretary/Treasurer of Aurora Wireless,
Inc.

     3/31/1998 to present - President/Director/Secretary/Treasurer of CLIX Group, Inc. Responsible for managing this multi-subsidiary holding company. In addition to owning 100% of the stock of the Company, CLIX Group, Inc. owns 100% of the stock of Cardiovascular Laboratories, Inc. of PA, 100% of the stock of True Medium, Inc. and 9.7% of the stock of data Clarity, Inc.

     4/1/1991 to present - Director/Secretary/Treasurer of Data Clarity, Inc. (9.7% owned by CLIX Group, Inc.) Data Clarity, Inc. is a software programming company that writes software code for web sites and services commercial customers in providing functionality to those web sites.

     6/1/2000 to present - Director/Secretary/Treasurer/CEO of True Medium, Inc. (100% owned by CLIX Group, Inc.) True Medium, Inc. is an operating company engaged in marketing communication design and consulting. It provides design and consulting for print advertising, catalogs, brochures and similar services as well as design and implementation of web sites for commercial customers.

     8/5/1991 to present - President/Director/Secretary/Treasurer of Cardiovascular Laboratories, Inc. (100% owned by CLIX Group, Inc.) Cardiovascular Laboratories, Inc. of PA was a medical diagnostic services company that sold its operations effective June 1, 2000. It provided noninvasive diagnostic vascular and cardiac imaging services to patients at community hospitals and independent diagnostic testing facilities in three states.

     4/1989 to present - President/Secretary/Treasurer of Springhouse Associates, Inc. (100% owned by wife Ann B. Cunningham, who is also an officer of Aurora Wireless, Inc. [SEE QUESTION 31.]) Springhouse Associates, Inc. is a consulting company engaged in entrepreneurial finance and advisory services to operating companies and venture capital groups. In the past, Springhouse Associates, Inc. advised two large institutional investors concerning their venture capital activities.

     1993 to 1998 - President of Benson White & Company. Responsible for management of this asset management firm specializing in the management of retirement assets.

Education (degrees, schools, and dates):

     1976 - Masters of International Management, American Graduate School of International Management, Glendale, AZ

     1974 - Bachelor of Arts, Williams College, Williamstown, MA

Also a Director of the Company       [ X ] Yes     [  ] No

Indicate amount of time to be spent on Company matters if less than full
time:     25%

30. Chief Operating Officer:

Title:     President, Chief Executive Officer, Secretary, Treasurer

Name:      Timothy W. Cunningham

     SEE QUESTION 29. FOR ADDITIONAL INFORMATION.

31. Chief Financial Officer:

Title:     Controller

Name:      Ann B. Cunningham

Age        50

Office Street Address:

     1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204
     SPRINGHOUSE, PA 19477                    Telephine No.:(610) 975-4544

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     8/16/2001 to present - Controller of Aurora Wireless, Inc.

     4/1/1991 to present - Director/Secretary/Treasurer of Data Clarity, Inc.

     6/1/2000 to present - Controller of True Medium, Inc.

     8/1/1991 to present - Controller of Cardiovascular Laboratories, Inc.

     4/1989 to present - Controller of Springhouse Associates, Inc.

     3/31/1998 - present - Controller - CLIX Group, Inc.

Education (degrees, schools, and dates):

     1974 - Bachelor of Arts, Skidmore College, Saratoga Springs, NY

Also a Director of the Company       [   ] Yes     [ X ] No

Indicate amount of time to be spent on Company matters if less than full
time:     25%

32. Other Key Personnel:
     NONE




                           DIRECTORS OF THE COMPANY

33. Number of Directors: 1. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: NOT APPLICABLE.

34. Information concerning outside or other Directors (i.e. those not described above):

     (A) Name: Timothy W. Cunningham

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise)
in the same business as the Company? [  ] Yes    [ x ] No       Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
     NOT APPLICABLE

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     Mr. Cunningham co-founded a group of venture capital partnerships in Philadelphia in 1983 and worked extensively with early-stage businesses. He also has consulted to several large institutions on their venture capital activities, and has started several companies on his own including an asset management business, a consulting company, and a medical services company.

     Prior to forming Springhouse Associates, Inc. with his wife, Mr. Cunningham was a principal in a venture capital organization domiciled in Philadelphia, Pennsylvania. Springhouse Associates, Inc. was formed in 1989 to advise institutional investors concerning their venture capital operations. In this capacity, Mr. Cunningham consulted to the boards of trustees of the Pennsylvania Public School Employes' Retirement System and the Pennsylvania State Employees Retirement System. Springhouse Associates, Inc. advised the retirement systems on their venture capital investing activites, and served on the boards of numerous venture capital organizations in his capacity as a representative of the pension funds. Springhouse Assoaictes, Inc. provided instittional consulting services until 1992, when it shifted focus to provide consulting services to Cardiovascular Laboratories, Inc. of PA, a company founded by Mr. Cunningham in 1991. Springhouse Associates, Inc. provided consulting services to Cardiovascular Laboratories, Inc. of PA including accounting and administrative services, sales and marketing services and strategic and financial planning services. In this capacity, Mr. Cunningham secured lease financing for over $1.5 million in medical equipment, bank financing for $500,000, and assisted in growing the company to $2.2 million in sales when it was sold in June 2000.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

     None of the Company's key personnel are employees at the present time. Timothy Cunningham, Chief Executive Officer, and his wife Ann Cunningham, Chief Financial Officer, are engaged by the Company through the consulting company owned by Ms. Cunningham, Springhouse Associates, Inc. Under the terms of the consulting agreement, Springhouse Associates receives $4,000 per month for its services.

     Springhouse Associates, Inc. accrues $4,000 per month for consulting services. These consulting fees have never been paid in full, and continue to accure. Springhouse Associates, Inc. provides accounting and administrative services, marketing and sales services and strategic planning services to the Company.

     Mr. Peter J. McCallum is a technical consultant under contract to the Company. Mr. McCallum provides sales and marketing services and services as a field technician to the Company. In accordance with the agreement set forth with Mr. McCallum upon his resignation as an employee of the Company effective August 15, 2001, he will be provided compensation equal to 80% of the receipts for actual hours of labor rendered on behalf of the Company's clients. Mr. McCallum is not eligible for this compensation until all of the Company's accounts payable in effect at the time of his resignation have been paid. At September 30, 2001, accounts payable were $8,179.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.
     NOT APPLICABLE

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.
     NOT APPLICABLE

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.




                     PRINCIPAL AND SELLING STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 5% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.
     THIS IS A SPIN-OFF TRANSACTION, SEE QUESTION 45.

Table of Record and Selling Owners

                                                    No. of
                                                    Shares
                                                    After
                                                    Offering
                  Average    No of                  if All
Class of          Price Per  Shares                 Securities
Shares            Share      Now Held   % of Total  Sold           % of Total


Name: CLIX Group, Inc.

Common            $0.01      1,300,000  25         0               0

Office Street Address:
     1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204
     SPRINGHOUSE, PA 19477                    Telephine No.:(610) 975-4544

Principal occupation: Currently 25% owner of the Company. Divesting itself of all shares in a spin-off under this offering.


Name: Jeffrey J. Janda

Common            $0.01      1,300,000   25         0               0
     Qwnership is attributable to a presently exercisable warrant with an exercise price of $0.01 per share expiring five years from April 1, 2002.

Office Street Address:
325 12th Avenue
San Diego, CA 92101                         Telephone No.: 619-233-0726

Principal occupation: Business consulting. May sell all of its shares in the open market under this offering.


Name: Robert C. Weaver, Jr.

Common            $0.01      1,300,000   25         0               0
     Qwnership is attributable to a presently exercisable warrant with an exercise price of $0.01 per share expiring five years from April 1, 2002.

Office Street Address:
721 Devon Court
San Diego, CA 92109                         Telephone No.: 858-488-4433

Principal occupation: Attorney. May sell all of its shares in the open market under this offering.



Name: Brian A. Zamudio

Common            $0.01      1,300,000   25         0               0
     Qwnership is attributable to a presently exercisable warrant with an exercise price of $0.01 per share expiring five years from April 1, 2002.

Office Street Address:
325 12th Avenue
San Diego, CA 92101                         Telephone No.: 619-233-0726

Principal occupation: Business consulting. May sell all of its shares in the open market under this offering.


Table of Beneficial Owners
                                                    No. of
                                                    Shares
                                                    After
                                                    Offering
                  Average    No of                  if All
Class of          Price Per  Shares                 Securities
Shares            Share      Now Held   % of Total  Sold           % of Total

Name: Ann B. Cunningham and Timothy W. Cunningham

Common            $0.01      534,866    41.1        534,866        41.1
     Beneficial ownership is attributable to Ann B. Cunningham on the basis of her holdings in CLIX Group, Inc. as follows:
     1. Ownership of 6,220,605 common shares of CLIX Group, Inc.
     2. Ownership of 100% of Springhouse Associates, Inc. a consulting company, the President of which is Timothy W. Cunningham. Springhouse has a contract with CLIX Group to provide consulting services to CLIX Group, Inc. at the rate of $7,500 per month. This fee may be taken in cash or stock at an exercise price of $0.01 per share, at the option of Springhouse Associates,
Inc.   As of the end of March 2002, the accrued, but unpaid fees to
Springhouse Associates were $52,500, convertible at $0.01 per share into 5,250,000 shares of CLIX Group, Inc. common stock.

     The beneficial ownership of Ann B. Cunningham is also attributable to her husband, Timothy W. Cunningham.

Principal occupation:
     Ann B. Cunningham - Chief Financial Officer
     Timothy W. Cunningham, Chief Executive Officer, Chief Operating Officer

Office Street Address:
     1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204
     SPRINGHOUSE, PA 19477                    Telephine No.:(610) 975-4544




Name: Jeffrey J. Janda

Common            $0.01      1,300,000   25         0               0
     Qwnership is attributable to a presently exercisable warrant with an exercise price of $0.01 per share expiring five years from April 1, 2002.

Office Street Address:
325 12th Avenue
San Diego, CA 92101                         Telephone No.: 619-233-0726

Principal occupation: Business consulting. May sell all of its shares in the open market under this offering.


Name: Robert C. Weaver, Jr.

Common            $0.01      1,300,000   25         0               0
     Qwnership is attributable to a presently exercisable warrant with an exercise price of $0.01 per share expiring five years from April 1, 2002.

Office Street Address:
721 Devon Court
San Diego, CA 92109                         Telephone No.: 858-488-4433

Principal occupation: Attorney. May sell all of its shares in the open market under this offering.




Name: Brian A. Zamudio

Common            $0.01      1,300,000   25         0               0
     Qwnership is attributable to a presently exercisable warrant with an exercise price of $0.01 per share expiring five years from April 1, 2002.

Office Street Address:
325 12th Avenue
San Diego, CA 92101                         Telephone No.: 619-233-0726

Principal occupation: Business consulting. May sell all of its shares in the open market under this offering.

38. Number of shares beneficially owned by Officers and Directors as a group on a fully diluted basis:

Before offering: 534,866 common shares as of May 31, 2002.

After offering:
534,866 common shares as of May 31, 2002 (10.3% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

     SEE QUESTION 37.


           MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

     Timothy W. Cunningham, Ann B. Cunningham, Jeffrey J. Janda, Robert C. Weaver, Jr., and Brian A. Zamudio, all of the officers, directors and/or more than 5% shareholders, are considered promoters of the Company.

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

     Timothy W. Cunningham and Ann B. Cunningham are married to each other.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 5% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     See the Springhouse Associates description of consulting services stated in Question 35(d).

     Jeffrey J. Janda and Brian A. Zamudio loaned funds to the Company and each received promissory notes in the amount of $3,000 all due and payable 30 months from May 1, 2002 and warrants to acquire 1,300,000 common shares exercisable at $.001 per share until five years from May 1, 2002.

     Robert C. Weaver, Jr., in consideration for deferring immediate payment for legal services, received a promissory note in the amount of $5,000 all due and payable 30 months from May 1, 2002 and warrants to acquire 1,300,000 common shares exercisable at $.001 per share until five years from May 1, 2002.

     Immediately before the acquisition of the Company by CLIX Group the control persons of CLIX Group, and therefore the control persons of the Company, were as follows: Peter J. McCallum, Raymond Meyers, Ann Cunningham, Terry Ryan, William Hamel, and John R. Drexel IV.

(c) If any of the Company's Officers, Directors, key personnel or 5% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.
     NONE

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

     For the fiscal year ended December 2000:
                                       Cash                   Other
Peter J. McCallum, Former COO          $800
Others:                                NONE
Total:                                 $800
Directors as a group (one)             NONE

      For the fiscal year 2001 period up to September 30, 2001:

                                       Cash                   Other
Timothy W. Cunningham, CEO             $ 5,000
Peter J. McCallum, Former COO          $17,000
Ann B. Cunningham CFO                  $ 5,000                $32,000 (1)
 Note (1): Springhouse Associates,
 Inc., a consulting company owned
 by Ann Cunningham, accrued $32,000
 of unpaid consulting fees since
 January 1, 2001 ($4,000 per month).
Others:                                NONE
Total:                                 $27,000
Directors as a group (one)             $ 5,000


(b) If remuneration is expected to change or has been unpaid in prior years, explain:

     Remuneration has not been paid beyond the amounts stated in 40(a) because the Company has not had the funds to pay these amounts. It is not clear when the Company will have sufficient funds to pay Springhouse Associates, Inc. Other than the accruals for Springhouse Associates, Inc., no other remuneration is contemplated during 2002 or beyond.

(c) If any employment agreements exist or are contemplated, describe:

     Springhouse Associates, Inc., a consulting company owned by Ann Cunningham, charges consulting fees beginning January 1, 2001 at the rate of $4,000 per month. No charges have been paid.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 3,900,000 shares (75% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

      All options have been approved by the shareholders. The options expire five years from May 1, 2002 and are exercisable for common shares at $.001 per share.

     The Company was formed with $1,300 in capital contributions for the issuance of 1,300,000 common shares to its founding shareholders. There were no further capital contributions into the Company prior to its acquisition by CLIX Group, Inc., although the founders did contribute meaningful amounts of their time to the Company on an uncompensated basis.


(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements,
options or warrants:     NOT APPLICABLE

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
     NOT APPLICABLE

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:
     NONE

 Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.


                               LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.
     NONE


                           FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     It is expected that the Distribution will be a taxable distribution to each CLIX stockholder ("Holder") in an amount equal to the fair market value on the date of the distribution of the Company shares plus the cash intended to represent the fair market value of fractional Company shares distributed to such Holder. Each Holder's portion of the Distribution will be taxable as ordinary income to the extent of such Holder's pro rata share of the current and accumulated earnings and profits ("E&P") of CLIX, measured as of the end of the fiscal year in which the Distribution occurs. If the Holder's share of the Distribution exceeds such Holder's pro rata share of E&P, the excess will be treated first as a basis-reducing, tax-free return of capital to the extent of the Holder's adjusted tax basis in each CLIX share, and then as a capital gain (treated as short-term or long-term depending on the duration the Holder has held each of its CLIX shares). No later than January 31, 2003, CLIX will issue to each Holder an IRS Form 1099-DIV reflecting the fair market value of the Company shares distributed to such Holder and the portion of such Distribution that is taxable as ordinary income. The Holder's adjusted tax basis for income tax purposes in the distributed Company shares will be the fair market value of shares on the date of the Distribution. The Distribution and any subsequent sale of Aurora Shares may have other federal income tax consequences to Holders. BECAUSE EACH STOCKHOLDER'S SITUATION IS UNIQUE, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                           MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

Spin-off Transaction

     This Prospectus is being furnished in connection with the distribution ("Distribution") by CLIX Group, Inc. ("CLIX") to holders of record of CLIX common stock ("CLIX common stock"), at the close of business on December 31, 2001 (the "Record Date") of one (1) share of Company common stock, no par value for every 9.4247 shares of CLIX common stock owned on the Record Date. The Distribution will result in all of the outstanding shares of the Company's common stock being distributed to CLIX stock holders on a pro rata basis. The Distribution will be effected on the date this Offering Circular becomes effective (the "Distribution Date").

     No consideration will be paid by CLIX stockholders for the shares of Company common stock issued in connection with the Distribution. There is no current public trading market for the shares of Company common stock.

     The Company will apply for listing of the shares of common stock on the OTC Bulletin Board.

     The Distribution is expected to be taxable to the holders of CLIX common stock. See "Federal Tax Aspects."

     The Company is acting as distribution agent and will be responsible for mailing stock certificates to stockholders following the Distribution. No holder of CLIX common stock will be required to pay any cash or other consideration for the shares of Company common stock received in the Distribution or to surrender or exchange shares of CLIX common stock in order to receive shares of Company common stock.

     No fractional shares of Company common stock will be distributed. Fractional Company shares will be aggregated and redeemed as whole shares, based on the audited book value per share, by the Company for the payment of cash to CLIX stockholders in lieu of such fractional shares.

     The shares of Company common stock distributed to CLIX stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company within the meaning of the Securities Act of 1933, as amended.

     CLIX stockholders with inquiries regarding the Distribution should contact CLIX Group, Inc., Attention: Timothy W. Cunningham, 1121 NORTH BETHLEHEM PIKE, SUITE 60 - #204, SPRINGHOUSE, PA 19477, telephine (610) 975-4544.

Voting Trust Agreement

Warrant Exercise

     Jeffrey J. Janda, Robert C. Weaver, Jr., and Brian A. Zamudio, each have warrants to purchase 1,300,000 common shares exercisable for five years from May 1, 2002 at $.001 per share.


Legal Matters

     The validity of the common stock being offered hereby will be passed upon by Robert C. Weaver, Jr., Attorney at Law, 721 Devon Court, San Diego, California.

SEC Position on Indemnification for Securities Act Liabilities

     The Company currently has no indemnification provisions for officers, directors and agents. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                             FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. Furnish the information required by Item 310 of Regulation S-B.





                              Aurora Wireless, Inc.

                              Financial Statements

                     September 30, 2001 and (December 31, 2000









                               Aurora Wireless, Inc.
                         Index to the Financial Statements
                      September 30, 2001 and December 31, 2000








                                                                    Page



        Independent Auditors' Report                                  1

        Financial Statements
            Balance Sheets                                           2-3
                                                                      4
            Statements of income and Retained Earnings
            Statements of Changes in Stockholders' Equity             S
            Statements of Cash Flows                                6-7
        Notes to the Financial Statements                           8-12









                            Rosenberg Rich
                            Baker Berman
                            & COMPANY
                     A PROFESSIONAL ASSOCIATION OF
                      CERTIFED PUBLIC ACCOUNTANTS

          380 Foothill Road   P.O. Box 6483   Bridgewater, NJ 08807-0483
                      Phone: 908-231-1000   FAX: 908-231-6894
                  Website: www.rrhb.com   E-Mail: info@rrbb.com






                            Independent Auditors Report



To the Board of Directors and Stockholders of Aurora Wireless. Inc.



We have audited the accompanying balance sheets of Aurora Wireless, Inc. as of September 30, 2001 and December 31, 2000 and the related statements of income and retained earnings, and cash flows for the nine month period then ended and for the period from inception (June 15, 2000) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora, Wireless, Inc. as of September 30, 2001 and December 31, 2000, and the results of their operations and cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.


                                  Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
December 5. 2001











                               Aurora Wireless, Inc.
                                  Balance Sheets






                                                September 30,   December 31,
                                                      2001           2000

          Assets

Current Assets
     Cash and equivalents                         $   851        $   239
     Accounts receivable net of allowance for
      doubtful accounts of $0 (2001) and $0 (2000)  3,980         12,335
     Due from P. McCallum                          15,990              -
     Other receivable                               1,216              -
     Inventories                                    3,441          3,159
     Other current assets                               -            966

          Total Current Assets                     25,478         16,699
Equipment, net of accumulated depreciation          8,058          6,285

          Total Assets                           $ 33,536       $ 22,984






















See notes to the financial statements.

                                                                       2






                               Aurora Wireless, Inc.
                                   Balance Sheets

                                                September 30,   December 31,
                                                      2001           2000

          Liabilities and Stockholders' Equity

Current Liabilities
     Accounts payable and accrued expenses        $ 14,500        $  1,888
     Loans from of beers/stockholders                    -           2,753
     Due to Springhouse                             47,500           6,233
     Due to employees                                  185          11,318
     Other current liabilities                         300               -

          Total Current Liabilities                 62,485          22,192

Due to parent company                               71,786               -
Due to affiliates                                    3,565               -
                                                    75,351               -
          Total Liabilities                        137,836          22,192


Stockholders' Equity
     Common stock, $0.001 par value,
      1,300,000 shares authorized, issued,
       and outstanding at September 30, 2001
       and December 31, 2000                         1,300           1,300
     Retained earnings (deficit)                  (105,600)           (508)

          Total Stockholders' Equity (Impairment) (104,300)            792

          Total Liabilities and Stockholders'
           Equity                                $  33,536       $  22,984



















See notes to the financial statements.

                                                                         3





                               Aurora Wireless, Inc.
                             Statements of Operations


                                                                June 15, 2000
                                                  Nine Months    (date of
                                                    Ended       inception) to
                                                  September 30,  December 31,
                                                     2001            2000
                                                    Amount         Amount
Net Sales                                         $   72,317    $   19,784
Cost of goods sold                                    21,807        10,282
Gross Profit                                          50,510         9,502

Operating expenses
     Advertising                                          20           363
     Audit Fees                                        6,000             -
     Computer Expense                                  2,672           277
     Consulting                                       50,872           500
     Depreciation                                      1,708           146
     Insurance                                         4,178             -
     Legal                                               966            88
     Licenses                                          1,495             -
     0ffice supplies and expense                       6,904           305
     Postage and shipping                                212            95
     Rent                                              6,132             -
     Salaries, benefits and payroll taxes             50,924          1,900
     Telephone                                         8,291          1,695
     Tools and work supplies                           3,186          1,679
     Travel and entertainment                          8,764          2,877
     Other expense                                       766             85

          Total Operating Expenses                   153,090         10,010

(Loss) From Operations                              (102,580)          (508)

Other Income (Expense)
     Interest expense                                 (2,512)             -

          Total Other Income (Expense)                (2,512)             -

Net (Loss)                                          (105,092)         (508)

(Loss) Per Share
      (Loss) Per Share                            $    (0.08)      $ (0.00)
Weighted Average Number of Common Shares
 Outstanding                                       1,300.000     1,144,000







See notes to the financial statements.

                                                                            4





                               Aurora Wireless, Inc.
                   Statements of Changes in Stockholders' Equity
               Periods Ended September 30, 2001 and December 31, 2000

                                             Common Stock      Retained
                                                               Earnings
                                           Shares   Amount    (Deficit)
Total

Balances, June 15, 2000
 (date of inception)                            - $     - $      -  $      0


Aurora common stock issued for cash     1,300,000   1,300        -     1,300


Net Loss-Period ended December 31, 2000         -       -     (508)     (508)


Balances, December 31, 2000             1,300,000   1,300     (508)      792


Net Loss-Period ended September 30, 2001        -       - (105,092) (105,092)


Balances, September 30, 2001            1,300,000 $1,300 $(105,600)$(104,300)
























See notes to financial statement.

                                                                         5





                               Aurora Wireless, Inc.
                              Statements of Cash Flows

                                                                June 15, 2000
                                                  Nine Months    (date of
                                                    Ended       inception) to
                                                  September 30,  December 31,
                                                     2001            2000

Cash Flows From Operating Activities
     Net Income (Loss)                           $  (105,092)   $     (508)
     Adjustments to Reconcile Net Income (Loss)
      to Net Cash Provided (Used) by Operating
      Activities
         Depreciation and amortization                 1,708           146
     Decreases (Increases) in:
         Accounts receivable                           8,355       (12,335)
         Inventories                                    (282)       (3,159)
         Due from P. McCallum                        (15,990)            -
         Other current assets                            966          (966)
         Other receivables                            (1,216)            -
     Increases (Decreases) in:
         Accounts payable and accrued expenses        12,612         1,888
         Due to employees                            (11,133)       11,318
         Due to Springhouse                           41,267         6,233
         Other current liabilities                       300             -
         Net Cash (Used) Provided by Operating
          Activities                                 (68,505)        2,617
     Cash Flows From Investing Activities
         Purchases of property, plant and equipment   (3,481)       (6,431)
         Net Cash (Used) by Investing Activities      (3,481)       (6,431)
     Cash Flows From Financing Activities
         Proceeds from sale of common stock                -         1,300
         Proceeds from parent company borrowings      86,286             -
         Proceeds from affiliate loans                 3,565             -
         Repayment of parent company borrowings      (14,500)            -
         Proceeds from (repayment of) shareholder
          loans                                       (2,753)        2,753
         Net Cash Provided by Financing Activities    72,598         4,053
     Net Increase in Cash and Equivalents                612           239
     Cash and Equivalents at Beginning of Period         239             -
     Cash and Equivalents at End of Period         $     851   $       239











See notes to the financial statements.

                                                                       6





                               Aurora Wireless, Inc.
                              Statements of Cash Flows

                                                                June 15, 2000
                                                  Nine Months    (date of
                                                    Ended       inception) to
                                                  September 30,  December 31,
                                                     2001            2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:
 Interest                                        $        -      $      -
 Income taxes                                    $        -      $      -


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

In April 2001, equipment was purchased on behalf of the Company by its parent company, CLIX Group, Inc. in the amount of $5,233. The Company incurred an intercompany payable for the same amount.

In August 2001, the Company sold equipment with a book value of $9,948 to a former officer, Peter McCallum. The Company offset an inter-company payable for $2,246 and acquired an amount of $7,702 in receivable from Peter McCallum to record the disposition.



























See notes to the financial statements.

                                                                          7





                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Aurora Wireless, Inc. (the Company) is a wholly owned subsidiary of CLIX Group, Inc. The acquisition of the Company was completed on October 5, 2000, and was effected by an exchange of all 1,300,000 shares of the Company's common stock for 1,300,000 shares of convertible preferred stock of the parent company. The Company, located in Wayne Pennsylvania, was incorporated on June 15, 2000. The Company sells information technology services to commercial customers. These services involve the work required to specify, configure, install, upgrade, repair, maintain, and troubleshoot computer systems, software, and networks. The Company's special focus is on wireless data infrastructure installations, although the Company regularly provides other IT Services. The Company does not now service retail customers, and has no intention of doing so. The Company's sales are concentrated in the northeast region of the United States.

On September 11, 2001, the Board of Directors of the Company and its parent company, CLIX Group, Inc. approved entering into an agreement with Point Loma Partners (PLP), a San Diego based consulting firm, whereby PLP would pay for legal and audit expenses associated with preparing and filing a registration statement with the Securities and Exchange Commission in order to facilitate a spin-off via distribution of the Company's shares to the parent company shareholders on a pro-rata basis in accordance with their ownership of the parent company's common stock. The intent, of the agreement is to allow the Company to hire an independent reporting entity, presumably more capable of attracting financing or finding a suitable strategic partner. PLP will be responsible to seek an appropriate partner for the Company once the spin-off has been completed.

Cash and Equivalents
For the purpose of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Inventories
Inventories are valued at the lower of cost (determined by specific identification) or market.

Depreciation and Amortization
The cost of property, plant and equipment is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 5 years for machinery and equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Organization Costs
Organization costs are expensed as incurred in accordance with Statement of Position 98-5 as issued by the American Institute of Certified Public Accountants.

Revenue Recognition
Sales revenue is recognized when installation of systems, software and/or networks is complete and the resulting receivable is deemed probable of collection.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising expense was $20 and $363 for the periods ended September 30, 2001 and December 31, 2000 respectively.

Income Taxes
The Company files a consolidated Federal income tax return with its parent, CLIX Group, Inc. A Pennsylvania state income tax return is filed separately by the Company.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences for financial and income tax reporting related to net operating losses that are available to offset future federal and state income taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

                                                                      8





                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the company may maintain certain bank accounts in excess of FDIC insured limits.

The Company provides credit in the normal course of business. The Company
performs ongoing credit evaluations   of its customers and maintains
allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

INVENTORIES

Inventories consist of components and parts used in the services provided by
the Company. These amounts totaled    $3,441 and $3,159 at September 30, 2001
and December 31, 2000 respectively.

DUE FROM P. McCALLUM

On August 15,2001, an agreement was made between the Company and one of its officers, Peter McCallum. Pursuant to this agreement, Mr. McCallum assumed the responsibility for paying for various parts and property withdrawn from the Company. The amount due the Company for these items at September 30, 2001 is $15,990.

PROPERTY, PLANT AND EQUIPMENT

Equipment at cost, less accumulated depreciation, consist of the following:

                                                September 30,   December 31,
                                                      2001           2000
     Equipment                                  $   9,911           6,431
     Less accumulated depreciation                  1,853             146
          Total                                 $   8,058          $6,285

Of the total amount of equipment at September 30, 2001, $3,480 serves as collateral for an equipment loan held by the parent company.
Depreciation expense charged to operations was $1,708 and $146 in 2001 and 2000, respectively.

LOANS FROM STOCRHOLDERS/OFFICERS

Loans from stockholders/officers are unsecured, non-interest bearing and due upon demand.
                                                                         9





                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                         Federal      State      Total

Period Ended September 30, 2001
     Current                             $        -  $       -  $       -
     Deferred                            $  (24,288) $ (10,549) $ (34,837)
                                         $  (24,288) $ (10,549) $ (34,837)

Period Ended December 31, 2000
     Current                             $        -  $       -  $       -
     Deferred                            $      (76) $     (51) $    (127)
                                         $      (76) $     (51) $    (127)

The Company's deferred tax asset is comprised of the following temporary differences:

                                            September 30,   December 31,
                                                 2001         2000
Net operating losses                        $  (34,964)     $    (127)


The differences between income tax provisions (benefits) in the financial statements and the tax expense (benefit) computed at the U.S. Federal Statutory rate are as follows:

                                                 September 30,   December 31,
                                                       2001         2000

     Tax provision (benefit) at the U.S.
      Federal Statutory rate                      $  (34,837)     $    (127)
     Net operating loss carryover                 $  (34,837)     $     127
     Provision for (Benefit from) income taxes    $        -      $       -
     Effective tax rates                                 23 %           15 %

The Company's provision for income taxes differs front applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes. The effective rate used at September 30, 2001 was based on an average rate due to the significant effect of the graduated rate table as enacted during 2001.




                                                                         10





                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

INCOME TAXES, Continued

Those amounts have been presented in the Company's financial statements as follows:

                                                 September 30,   December 31,
                                                       2001         2000

     Deferred tax asset, noncurrent              $   34,837  $       127
     Total valuation allowance recognized for
     deferred tax assets                            (34,837)        (127)

     Net deferred tax asset (liability)          $        -  $         -

The Company has available net operating losses carryforwards which may he used to reduce Federal and State taxable income and tax liabilities in future years as follows:

                                         Federal      State

     Available through
          2020                           $    508    $    508
          2021                            105,092     105,092

     Total                               $105.600    $105,600

EARNINGS PER SHARE

In accordance with Financial Accounting Standards Board No. 128 "Earnings Per Share", basic earnings per share amounts are computed based on the weighted average number of shares actually outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options.

COMMITMENTS AND CONTINGENCIES

During September 2001, the Company's insurance policies were each cancelled for non-payment of premiums from July through date of cancellation. At date of cancellation, the Company had earned a refund receivable of $1,216. Based upon the market conditions, these policies for general liability, commercial umbrella and workers' compensation will not be reinstated. Given the above facts, the Company has potential exposure to loss at September 30, 2001 for which a reasonable estimate cannot he made. The parent company, however, maintained coverage in 2000 and 2001 on behalf of its subsidiaries for commercial and general liability, and continues to do so.


                                                                       11





                       Aurora Wireless, Inc. and Subsidiaries
                         Notes to the Financial Statements

RELATED PARTY TRANSACTIONS

During 2001, the Company's parent company, CLIX Group, Inc. made loans to and paid expenses on behalf of the Company. In. addition, CLIX Group purchased equipment for the Company.

During 2000 and 2001, the Company purchased consulting services from Springhouse Associates, Inc. (SHA). The majority shareholder of Aurora Wireless is also an officer/shareholder of SHA. On January 2, 2001, the Company contracted with SHA to provide consulting services at a rate of $4,000 per month. The contract terms will extend through the year 2005 unless otherwise terminated by agreement.

A summary of the transactions and balances with affiliated companies for the periods ended September 30, 2001 and December 31, 2000 follows:

                                                 September 30,   December 31,
                                                       2001         2000
Consulting services, expenditures -
 Springhouse Associates                          $  48,000       $   6,233
Due to Springhouse                                  47,500           6,233
Net cash borrowings from parent company             50,550               -
Expenses paid by parent company                     18,249               -
Equipment purchases (net) by parent company          2,987               -
Due to parent company                               71,786               -

Expenses paid by other subsidiaries of CLIX Group, Inc. on behalf of Aurora Wireless during 2001 totaled $3,565.

OTHER MATTERS

During 2001, the following officers of the Company tendered their resignations front the Company: John R. Drexel, IV - Chairman and Peter J. MeCallum - President.

In accordance with the agreement set forth with Peter McCallum upon his resignation effective August 15, 2001, he will he provided compensation equal to 80% of the actual hours of labor rendered on be half of the Company's clients and actually invoiced to those clients. Mr. McCallum is not eligible for this compensation until all of the Company's accounts payable have been paid. Accounts payable at September 30, 2001 was $8,179. Accordingly, no compensation has been accrued in these financial statements for this purpose.











                                                                         12





       MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

     The Company is in an early stage of development. It has been focusing on a new market area, and has had limited success to date in generating demand for its services.

     The Company has broadened its offerings to include IT Services that the Company believes will be in higher demand than the more narrow focus of wireless IT Services.

     The Company has had limited success in generating demand due to a variety of factors including a lack of working capital coupled with a generally slow level of market activity for IT Services in general and wireless data infrastructure IT in particular.

     Regardless of the slowdown in IT Services, however, the Company's most critical requirement to be able to generate additional sales is to have access to sufficient working capital to be able to fund a more vigorous sales and marketing effort. Specifically, the Company does not presently have sufficient funds to pay for marketing materials, advertising, direct mail, direct sales people or related expenses to represent the Company in the marketplace. This lack of working capital to stimulate demand has resulted in an inability to generate prospects for the Company's business. Without the ability to generate additional prospects for the Company's services, the Company has had limited success in stimulating sales.

     Central to the effort to raise working capital is the Company's plan to accomplish the spin-off contemplated in this prospectus, coupled with a vigorous effort to identify and close a combination transaction. If the Company is not able to gain access to additional working capital for sales and marketing activities, it may be forced to cease all operations and liquidate.

     Other avenues for raising additional capital may also be tied to the successful spin-off of the Company. As long as the Company is a wholly-owned subsidiary of CLIX Group, Inc., it has been difficult to attract potential outside investors. While the Company does not contemplate a public offering of its securities to raise capital, it is possible that the Company may be able to secure financing from private investors pursuant to an exemption from registration.

     There is no assurance the Company will be able to secure financing after the spin-off, or that the Company will be able to identify and close a combination transaction. If the Company is unable to secure access to additional working capital, it may be forced to liquidate.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     The Company has been launched into a generally slow time for IT Services in general, and there is no indication that these conditions show any sign of improving within the next twelve months. It is possible that demand for such services may actually fall during this period. The Company believes that by contracting its activities with sub-contractors instead of employees, it will be able to control its fixed costs better, and make them variable with the actual demand. Additionally, the Company believes that a broadening of the offered services will improve operating results even given the currently difficult state of the market for the Company's IT Services.

     The Company has used three independent contractors, including Mr. McCallum. The need for additional contractors or technicians will vary directly with the amount of revenue the Company is able to generate. The Company cannot accurately predict how many additional contractors it may need in the future. However, the Company does not presently anticipate difficulties in securing the services of additional technicians on a contract basis because of the generally slow market conditions for the Company's services.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:
48%. What is the anticipated gross margin for next year of operations? Approximately 48%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     The Company does not have current estimates of gross margin for the industry. These gross margins are subject to large swings depending on the labor component involved in any given order. In general, gross margins for equipment, hardware and software are much lower than margins for labor services. The overall gross margin is therefore dependent on the proportion of labor compared to the materials involved in an order. The Company is unable to predict what future gross margins will be.

     Historically, product sales have been generally incidental to the services performed. This may change in the future if the volume of product sales increases relative to the volume of services.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:
     NONE




Part F/S-Financial Information Required in Prospectus
     See Question 46. Part I


Part II-Information Not Required in Prospectus

Item 1. Indemnification of Directors and Officers.

     Officers and directors of the Company are covered by certain provisions of the Pennsylvania law and the By-laws which serve to limit, and, in certain instances, to indemnify them against, certain liabilities which they may incur in such capacities. The Company is not aware of any claim or proceeding in the last three years, or any threatened claim, which would have been or would be covered by these provisions. These various provisions are described below.

     Under Pennsylvania law, unless otherwise restricted in its bylaws, a business corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had reasonable cause to believe that his conduct was unlawful.

     Under Pennsylvania law, to the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of any action or proceeding relating to third-party actions or relating to derivative and corporate actions or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

     As a Pennsylvania corporation, the Company has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to the Company's best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of the Company, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The By-laws generally provide for mandatory indemnification of the Company's directors and officers to the full extent provided by Pennsylvania corporate law.



Item 2. Other Expenses of Issuance and Distribution.

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee                        $       50.00
Accounting Fees and Expenses                 6,000.00
Legal Fees and Expenses                      5,000.00
Printing                                       100.00
Miscellaneous Expenses                         350.00
    Total                               $   11,500.00

Item 3. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities
Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication such issue.

(5) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.


Item 4. Unregistered Securities Issued or Sold Within One Year
(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form SB-1, state:

(1) the name of such issuer;
     AURORA WIRELESS, INC.

(2) the title and amount of securities issued;
     Common stock, no par value, 1,300,000 shares

(3) the aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof;
     The original issuance of 1,300,000 shares of common stock of the Company took place at the incorporation date of the Company, June 15, 2000, and all shares were issued as founders' shares in return for a payment of $.001 per share plus the subsequent contribution of services which were not valued in the context of the share issuance.

(4) the names and identities and relationship of the persons to whom the securities were issued.
     Ann B. Cunningham - Chief Financial Officer, Controller
     John R. Drexel, IV - Former Director
     Raymond Meyers - Information technology services supplier
     Peter J. McCallum - Director of Operations
     William Hamel - Information technology services supplier
     Terry Ryan - Information technology services supplier
     Andrew Shoffner - Information technology services supplier
     Robert P. DeVitis - Marketing services supplier

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form SB-1 by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

     On October 5, 2000, the Company and all of its shareholders entered into an Acquisition Agreement (the "Acquisition Agreement") with CLIX Group, Inc., a Nevada corporation ("CLIX"). The Acquisition Agreement set forth the exchange of all 1,300,000 common shares of the Company for an equal number of shares of CLIX Series A Convertible Preferred Stock (the "Series A Preferred"). The affiliated exchanging shareholders are listed as follows:
     Ann B. Cunningham - Chief Financial Officer, Controller
     John R. Drexel, IV - Former Director

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

     Section 4(2) of the Securities Act of 1933. All of the issuances were in transactions not involving a public offering to affiliates of the Company and other knowledgeable issuees.

Item 5. Index to Exhibits

3.1  Articles of Incorporation (1)
3.11 Amendment to Articles of Incorporation
3.2  By-Laws (1)
4.1  Form of Common Stock Certificate (1)
4.2  Form of Warrant
5.1  Opinion Regarding Legality*
10.1 Consulting Services Agreement - Springhouse Associates, Inc. (1)
10.2 Consulting Services Agreement - Peter J. McCallum (1)
10.3 Form of Note
23.1 Consent of Counsel*
23.2 Consent of Expert (1)*
24.1 Power of Attorney (1)

 (*) To be filed by amendment.
 (1) Previously filed.

Item 6. Description of Exhibits

     Exhibits Attached following Signatures.


                               SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Wayne, State of Pennsylvania, on July 26, 2002.

AURORA WIRELESS, INC. (Registrant)

By: /s/_____________________________________________________________________
     Timothy W. Cunningham, Chief Executive Officer and under POA